                     AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT


                  This AMENDMENT NO. 1 (this "Amendment") dated as of April 11, 2000 to the Rights Agreement dated as of February 10, 2000 (the "Rights Agreement") by and between Gartner Group, Inc. a Delaware corporation (the "Company") and Fleet National Bank (f/k/a Bank Boston, N.A., a national banking association), as Rights Agent (the "Rights Agent").

                                    RECITALS:

                  WHEREAS, the Company has entered into a Securities Purchase Agreement dated as of March 21, 2000 (as such agreement may be amended, supplemented or otherwise modified from time to time, the "Purchase Agreement") with Silver Lake Partners, L.P. and certain related entities (the "Purchasers");

                  WHEREAS, pursuant to, and subject to the conditions set forth in, the Purchase Agreement, the Company proposes to issue to the Purchasers $300,000,000 of its 6% Convertible Junior Subordinated Promissory Notes due 2005 (the "Notes");

                  WHEREAS, subject to the terms and conditions set forth in the Notes, after the third anniversary of the issuance of the Notes, the Notes (or shares of preferred stock into which the Notes would convert under certain circumstances) would be convertible into more than 20% of the outstanding shares of the Company's Class A Common Stock par value $.0005 per share (the "Class A Common Stock");

                  WHEREAS, the Purchasers have agreed that for so long as the Purchasers' nominees to the Board of Directors of the Company (the "Board") are elected to, and not removed from, the Board and such Purchasers hold Notes or any other security issued upon conversion of the Notes, the Purchasers shall not directly or indirectly acquire additional shares of Class A Common Stock or Class B Common Stock par value $.0005 per share of the Company;

                  WHEREAS, the Board of Directors has approved the Purchase Agreement and the transactions contemplated therein; and

                  WHEREAS, it is a condition precedent to the issuance and sale of the Notes pursuant to the Purchase Agreement that the Company and the Rights Agent shall have executed this Amendment.

                  NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Company and the Rights Agent hereby agree to amend the Rights Agreement as follows:

                  SECTION 1. Certain Definitions. Capitalized terms used herein without definition are used herein as defined in the Rights Agreement.

                  SECTION 2. Amendment to the Rights Agreement. The definition of "Acquiring Person" set forth in Section 1(a) of the Rights Agreement is hereby amended by (i) replacing the "period" at the end of the third sentence thereof with the following "; and" and (ii) adding a new clause (iii) to the end thereof to read in full as follows:

                  "(iii) if after the date hereof any Person or any of such Person's Affiliates or Associates, becomes the Beneficial Owner of a Threshold Amount pursuant to (or as contemplated by) an agreement that has been approved by the Board of Directors of the Company prior to such Person becoming an Acquiring Person, neither (i) such Person or any of such Person's Affiliates or Associates nor (ii) any transferee of such Person or such Person's Affiliates or Associates, provided that in the case of this subclause (ii) such transferee is not, either before or after giving effect to each such transfer, the Beneficial Owner of (x) 25% or more of the Class A Common Shares, (y) 20% or more of the Class B Common Shares or (z) 20% or more of the Company's Common Shares then outstanding, shall be or become an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person or such Person's Affiliates, Associates or transferees shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of a Threshold Amount."

                  SECTION 3. Effect of Amendment. Except as otherwise amended hereby, the Rights Agreement shall remain in full force and effect.

                  SECTION 4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

                  SECTION 5. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

                  SECTION 6. Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.


                                     * * * *

                  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to duly executed as of the day and year first above written.


                             GARTNER GROUP, INC.


                             By: __________________
                                 Name:
                                 Title:

                             FLEET NATIONAL BANK
                             (F/K/A BANK BOSTON, N.A.)



                             By: ____________________
                                 Name:
                                 Title: